SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BALLY’S CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05875B106

(CUSIP Number of Class of Securities)

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally’s Corporation
100 Westminster Street
Providence, Rhode Island 02903
(401) 475-8474
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Robert A. Profusek

Rory T. Hood
Jones Day

250 Vesey Street
New York, New York 10281
(212) 326-3939

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission by Bally’s Corporation (“Bally’s”), on June 24, 2022, to purchase for cash its common shares, par value $0.01 per share (“Shares”), for an aggregate purchase price of not more than $190 million, at a per Share purchase price of not less than $19.25 nor greater than $22.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase dated June 24, 2022 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment amends and supplements the Schedule TO. Only items amended or supplemented are reported in this Amendment and except as provided herein, the information contained in the Schedule TO remains unchanged.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 25, 2022, Bally’s issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on July 22, 2022. A copy of such press release is filed as Exhibit (a)(5)(C) hereto and is incorporated by reference into Item 11 of this Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	Press Release dated July 25, 2022*

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALLY’S CORPORATION

By:	/s/ Robert M. Lavan
Robert M. Lavan
Executive Vice President and Chief Financial Officer

Date:	July 25, 2022

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